BNY MELLON INVESTMENT GRADE FUNDS, INC.
BNY Mellon Short Term Income Fund

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

BNY Mellon Investment Grade Funds, Inc. (the "Company") desires to offer multiple classes in accordance with Rule 18f-3 with respect to BNY Mellon Short Term Fund (the "Fund"), a series of the Company, and the Company's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.              Class Designation:  Fund shares shall be divided into Class D and Class P.

2.              Differences in Services:  The services offered to shareholders of each Class, as described in the Fund's prospectus or statement of additional information, shall be substantially the same.

3.              Differences in Distribution Arrangements:  Class P shares are designed primarily for investors who are investing through a third party financial intermediary, such as a bank, broker-dealer or financial adviser, or in a qualified or non-qualified employee benefit plan, including a 401(k), 403(b)(7), Keogh, pension, profit-sharing and other deferred compensation plan, whether established by a corporation, partnership, sole proprietorship, non-profit entity, trade or labor union, or state and local government.  Class D shares are designed primarily for investors who are investing directly with the Fund through the Fund's Distributor or other entities that have entered into agreements with the Fund's Distributor to sell such shares.

Class D shares and Class P shares shall be offered at net asset value and shall not be charged an annual fee pursuant to a Rule 12b-1 plan under the 1940 Act.

Class D shares and Class P shares shall be subject to an annual service fee at the rate of .20 of 1% of the value of the average daily net assets attributable to Class D shares and 25 of 1% of the value of the average daily net assets attributable to Class P shares, respectively, under a Shareholder Services Plan.

4.              Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.

5.              Conversion Features:  No Class shall be subject to any automatic conversion feature.

6.              Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by BNY Mellon Investment Adviser, Inc. or its affiliates as specified from time to time and, except for shares held through financial intermediary brokerage platforms, (b) shares of certain other Classes of such investment companies or shares of certain other investment companies as specified from time to time.

Dated:  October 10, 2002

Amended as of:  June 3, 2019

2